Filed Pursuant to Rule 424(b)(4)

Registration No. 333-102942

PROSPECTUS

654,839 Shares

COMMUNITY BANCORP INC.

Common Stock

Shares of common stock of Community Bancorp Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders identified on page 7 of this prospectus. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market under the symbol “CMBC.” The last sale price for the common stock on February 24, 2003, as reported on the Nasdaq National Market System, was $9.98 per share.

See “Risk Factors,” beginning on page 2, to read about certain factors you should consider before buying shares of the common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is February 25, 2003.

ABOUT THIS PROSPECTUS

In this prospectus, “Community,” “us,” “we” and “our” refer to Community Bancorp Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. The terms “Community Bancorp” refers to only Community Bancorp, Inc. and the term “Bank” refers to our banking subsidiary “Community National Bank.”

You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

The shares offered by this prospectus have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information” on page 12 of this prospectus.

RISK FACTORS

In addition to the other information contained in this prospectus, you should consider carefully the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Our dependence on real estate could adversely affect our operations.

A significant portion of our loan portfolio is dependent on real estate. At September 30, 2002, real estate served as the principal source of collateral with respect to approximately 85 percent of the Bank’s loan portfolio. A decline in current economic conditions or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by us, as well as our financial condition and results of operations in general and the market value of our common stock. Acts of nature, including earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Failure to successfully execute our strategy could adversely affect our performance.

Our financial performance and profitability will depend on our ability to execute our corporate growth strategy. In addition, our continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Our financial performance will also depend on our ability to maintain profitable operations through implementation of our goals which are described below. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Starting in 1999, we began establishing several major goals which comprised our business focus. These included:

•	maintain high credit quality,

•	stabilize and enhance earnings,

•	improve efficiencies through controlling operating expenses,

•	improve core deposit growth,

•	obtain additional capital and sources of liquidity in order to support asset growth,

•	supplement the Board of Directors and

•	change our banking subsidiary’s name and open a new corporate headquarters.

While we have now accomplished some of these goals, others are still required by our business plan.

Changes in market interest rates may adversely affect our performance.

Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse effect on our business, financial condition and results of operations. Additionally, changes in interest rates will impact the gains we realize on the sale of SBA and mortgage loans.

Our earnings are highly dependent on our continued ability to make SBA and mortgage loans and to sell a significant portion of these loans in the market place.

Our earnings are highly dependent on our ability to generate new SBA and mortgage loans. Increases in interest rates and other economic conditions could result in decreased loan demand which would adversely effect the growth of our loan portfolio as well as the amount of loans which we can sell. Increased loan sales in recent quarters have significantly impacted our earnings. Our current expectation is that we will sell approximately 60% of the new SBA loans that we generate.

On October 1, 2002, the Small Business Administration (“SBA”) reduced the amounts of loans and the maximum loan size under its Section 7(a) loan program. The SBA has reduced the maximum Section 7(a) loan size it can guarantee from $1 million to $375,000. There are efforts ongoing in the Congress to reverse these reductions. The results and timing of Congressional action to reverse these limitations cannot presently be predicted.

The origination and subsequent sale of Section 7(a) loans have significantly and positively impacted our earnings for the nine months and the quarter ended September 30, 2002. During the first nine months of 2002, we originated approximately $48.8 million in Section 7(a) loans (approximately 80.8% of total SBA loan productions for the nine months) and sold approximately $50.4 million of such loans resulting in non-interest income of approximately $3.2 million. For the three months ended September 30, 2002, we originated approximately $14.2 million in Section 7(a) loans (approximately 63.7% of total SBA loan production for the three months) and sold approximately $14.4 million of such loans resulting in non-interest income of approximately $964,000.

If Congressional action to reverse the SBA’s reduction is not successful or the reductions are not otherwise reversed, we expect that our production of Section 7(a) loans will be adversely impacted starting in the first quarter of 2003 with an eventual reduction in non-interest income to follow as a result. In addition to monitoring the situation and taking an active role in trade groups seeking Congressional action, we are seeking to develop alternative plans with which to deal with this funding problem. However, it is currently impossible to predict accurately the impact this situation will have upon our Section 7(a) production and non-interest income in 2003.

Our business focus on, and economic conditions in, the San Diego area could adversely affect our operations.

Our retail and commercial banking operations are concentrated primarily in San Diego County. As a result of this geographic concentration, our results depend largely upon economic conditions in this area. A deterioration in economic conditions in our market area, particularly in the telecommunications industries on which this area depends, could have a material adverse impact on the quality of our loan portfolio, the demand for our retail and commercial banking products and services, which in turn may have a material adverse effect on our results of operations.

We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations.

The financial services industry is regulated extensively. Federal and State regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time.

Significant new laws and regulations or changes in existing laws and regulations or repeal of existing laws and regulations may cause our results to differ materially. The impact on us and our financial performance of the recently enacted Sarbanes-Oxley Act of 2002 and various rule makings by the Securities and Exchange Commission and Nasdaq cannot presently be determined.

Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects economic conditions for us.

Competition may adversely affect our performance.

The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

Our internal operations are subject to a number of risks.

We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

The War on Terrorism could adversely impact our operations and earnings.

The terrorist attacks of September 11, 2001 and ensuing worldwide war on terrorism may lead to unexpected shifts in cash flows, deposit levels, and general economic activity. US banking agencies have warned of the possible impact of such events on the capital ratios of banks. In addition, the USA PATRIOT Act, which became effective December 25, 2001 as part of the war on terrorism, imposes substantial new responsibilities on banks for preventing, detecting and reporting flows of funds to terrorist organizations. The act also directs the Treasury Department to prepare detailed regulations for these purposes, such as new record keeping requirements, verification standards for customer identification and sharing information with the government.

You may not receive a cash dividend on your investment.

Our current policy is to retain our earnings to support future growth and we have no present plans to resume the payment of cash dividends. We have not paid a cash dividend since September 30, 1998. Additionally, various of our debt obligations restrict our ability to pay cash dividends in certain situations or require the prior approval of the lender.

We have provisions in our certificate of incorporation and bylaws that might deter a possible acquirer from pursuing an acquisition with us.

For a description of these anti-takeover provisions, see “Description of Common Stock.” These anti-takeover provisions may make us a less attractive target for a takeover bid or merger, potentially depriving shareholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.

ABOUT COMMUNITY

Community Bancorp Inc.

Community Bancorp Inc. is a Delaware corporation organized to act as the bank holding company for Community National Bank, formerly Fallbrook National Bank, (the “Bank”). Unless the context requires otherwise, the terms “Community,” “us,” “we,” and “our” includes the “Bank” and the term “Community Bancorp” refers to only Community Bancorp Inc. Other than holding the shares of the Bank and the common securities of a business trust used to raise trust preferred capital, Community Bancorp conducts no significant activities. However, it is authorized, with the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), Community Bancorp’s principal regulator, to engage in a variety of activities which are deemed closely related to the business of banking.

Community Bancorp was formed through a holding company reorganization of the Bank, wherein the Bank became the wholly owned subsidiary of Community Bancorp as of June 25, 1999. The transaction was based on an exchange of shares in which shareholders of the Bank exchanged their shares of the Bank for shares of the common stock of Community Bancorp on a one share for one share basis. The transaction was not considered a taxable event for federal income tax purposes. At the same time, Community Bancorp was listed on the Nasdaq National Market under the symbol of CMBC, and the Bank’s stock was removed from public trading.

Community National Bank

The Bank was licensed by the Comptroller of the Currency (the “Comptroller”) on September 5, 1985 and commenced operation as a national banking association on the same day. As a national banking association, the Bank is subject to primary supervision, examination and regulation by the Comptroller. The Bank is also subject to certain other federal laws and regulations. In addition, the Bank is subject to applicable provisions of California law insofar as such provisions do not conflict with or are not preempted by federal banking laws. The deposits of the Bank are insured by the Federal Deposit Insurance Corporation up to the applicable limits thereof, and like all national banks, the Bank is a member of the Federal Reserve System. The Bank presently has no subsidiaries.

Divisions of the Bank

In order to better present and monitor the performance of the Bank, management has separated the Bank into two distinct divisions, Banking and SBA. The separation of income and expenses as well as assets and liabilities allows management and investors to better understand the performance of Community.

Each Division has a different focus and a somewhat different way of measuring performance.

•
The Banking Division is focused on more “traditional” aspects of commercial banking, including the building of more long term relationships and the servicing of the entire banking relationship of the customer. Performance in the Banking Division is measured in terms of profitability, asset growth, asset quality, deposit growth, market share and other standards.

•
The SBA Division is focused on annual production of SBA loans that may be retained in the Bank’s loan portfolio or sold as well as income from the servicing of Section 7a loans sold to investors. Its performance is measured in terms of profitability, asset quality, asset size and loan production. The Bank’s SBA Division also operates in territories in California outside the greater San Diego market, making it difficult to service the entire banking relationship of the customer.

Market Area and Competition

The Bank’s primary market area for the services of its Banking Division is San Diego County consisting of the communities of Bonsall/Fallbrook, Escondido and Vista, and the Inland Empire in the community of Temecula where the Bank maintains offices.

The banking and financial services business in California generally, and in the Banking Division’s primary market area specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

The Bank competes for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the Bank. In order to compete with the other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers’ needs.

Like other banking services in California, the market for making SBA loans is highly competitive. The Bank is a “Preferred Lender” and has authority throughout the state of California to originate SBA loans. For the SBA’s fiscal year ended September 30, 2002, $3.2 billion of SBA guaranteed loans were originated in the State of California, of which $63.2 million were originated by the Bank. The Bank’s typical small business SBA customer is a small to mid-sized business with annual sales between $1 million and $10 million. In addition to its regular banking offices, the Bank generates SBA loans through its loan production officers in Fullerton, Westlake Village, Roseville, Huntington Beach and Glendale, California.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the shares offered by this prospectus. None of the proceeds will be available for our use or benefit.

SELLING SHAREHOLDERS

The selling shareholders acquired the shares either (i) in a private placement of our common stock in July 2001 (the “private placement”) or (ii) from our employee stock ownership plan in February 2002 (the “plan sale”). In the private placement, we issued 473,504 shares of our common stock at a prices of $6.50 to 6.75 per share to accredited investors. We received gross proceeds of approximately $3.1 million which were used for general corporate purposes including a repayment of $1 million in debt and an equity investment of approximately $2 million in our banking subsidiary. In the plan sale, the plan sold 126,491 shares of common stock at a price of $6.50 per share to accredited investors. The plan used the proceeds from the plan sale to retire debt. Pursuant to written agreements with the selling shareholders, we granted registration rights in both transactions covering the resale of common stock. We are registering the shares on a Registration Statement on Form S-3, of which this prospectus forms a part. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time.

The following table lists the selling shareholders and sets forth certain information known to us as of September 30, 2002 regarding the beneficial ownership of common stock of each selling shareholder that was acquired in the private placement or the plan sale. Several of these shareholders hold other shares of our common stock which are not included in this Registration Statement. We are unable to determine the exact number of shares that the selling shareholders will actually sell, if any.

	Shares Owned Prior to Offering
Name(1)	Number	Percentage(2)
Gerald Baker	24,498	*
Kent Baker	16,332	*
Mark Baker(3)	44,915	1.27
G. Bruce Dunn(3)	89,831	2.54
Jeffrey Dunn	16,332	*
Gary Deems(3)	55,125	1.56
Entrepenurial Capital Corp.	110,250	3.11
Financial Institution Partners III, LLP.	84,807	2.39
Barton Gurewitz	8,479	*
Investors Merger and Acquisition Fund	165,375	4.67
Randall Luce	5,250	*
Michael Patterson(4)	8,165	*
Michael Perdue	17,315	*
Corey Seale(3)	8,165	*

	654,839	18.49

(1)	Various forms of ownership such as family trusts, joint ownership with spouse, IRAs, 401Ks, and defined benefit plans have been ignored for purposes of this table.
(2)	Based upon the number of our shares outstanding on September 30, 2002.
(3)	A director of the Company.
(4)	An executive officer of the Company.
*	Less than 1%

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders. As used in this prospectus, “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of the prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions):

•	on the Nasdaq National Market,

•	in the over-the-counter market,

•	negotiated transactions,

•	through put or call options transactions relating to the shares,

•	through short sales of shares,

•	or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.

These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, or Securities Act, and any commissions received by the broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, according to Rule 424(b) under the Act, disclosing:

•	the name of each selling shareholder and of the participating broker-dealers(s),

•	the number of shares involved,

•	the price at which the shares were sold,

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

In addition, if we are notified by a selling shareholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

DESCRIPTION OF COMMON STOCK

Community Bancorp is authorized by its certificate of incorporation to issue 10,000,000 shares of $0.625 par value common stock and 1,000,000 shares of preferred stock. As of December 31, 2002, 3,542,307 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Holders of Community Bancorp common stock are entitled to one vote, in person or by proxy, for each share of stock held of record in the shareholder’s name on the books of Community Bancorp as of the record date on any matter submitted to the vote of the shareholders. Shares of Community Bancorp common stock may be voted cumulatively in connection with the election of directors.

Each share of Community Bancorp common stock has the same rights, privileges and preferences as every other share, and will share equally in Community Bancorp’s net assets upon liquidation or dissolution. Community Bancorp stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the issued and outstanding shares of Community Bancorp common stock are fully paid and nonassessable.

Community Bancorp’s shareholders are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefore and after satisfaction of the prior rights of holders of outstanding preferred stock, if any (subject to certain restrictions on payment of dividends imposed by the laws of Delaware).

The transfer agent and registrar for Community Bancorp common stock is U.S. Stock Transfer.

In connection with the 1,000,000 shares of preferred stock authorized in the certificate of incorporation, Community Bancorp’s board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.

Anti-Takeover Provisions in Community Bancorp’s Certificate of Incorporation and Bylaws

Community Bancorp’s certificate of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual Community Bancorp shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, Community Bancorp shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management of Community Bancorp more difficult.

The following description of certain of the provisions of the certificate of incorporation and bylaws of Community Bancorp is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Community Bancorp’s previous filings with the Securities and Exchange Commission. See “Where You Can Find More Information” to learn how to obtain a copy of these documents.

Directors.    Certain provisions of the certificate of incorporation and bylaws will impede changes in majority control of the board of directors. Community Bancorp’s certificate of incorporation and/or bylaws provides that:

•
Community Bancorp’s board is divided into three classes so that approximately one-third of the total number of directors are elected each year. This “classified” board of directors is intended to provide for continuity of the Community Bancorp board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors of Community Bancorp.

•	provides that the size of the board of directors may be increased or decreased only by a majority vote of the whole board;

•
any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office;

•	a director, in general, may only be removed by the affirmative vote of a majority of the shares eligible to vote; and

•	a procedure for the nomination of directors.

Restrictions on Call of Special Meetings.    The certificate of incorporation provides that a special meeting of shareholders may be called only by the board of directors, the President or by holders of 25% or more of the voting stock of Community Bancorp.

Action Without a Meeting of Shareholders.    The certificate of incorporation provides that shareholders may not consent in writing, without a meeting, to the taking of any action unless all shareholders consent.

Procedures for Certain Business Combinations.    The certificate of incorporation requires that certain business combinations (such as mergers or the sale of substantial assets, including the stock of a subsidiary) involving Community Bancorp either (i) be approved by a vote of not less than 66 2/3% of all outstanding voting shares of Community Bancorp, or (ii) be approved by not less than 66 2/3% of the board of directors and a majority of the outstanding voting shares.

Amendment to Certificate of Incorporation and Bylaws.    Amendment to the provisions relating to “business combinations” in the certificate of incorporation requires the approval of not less than 66 2/3% of the outstanding shares of Community Bancorp’s voting stock.

Delaware Anti-Takeover Statute.    The Delaware General Corporation Law provides that buyers who acquire more than 15% of the outstanding stock of a Delaware corporation, such as Community Bancorp, are prohibited from completing a hostile takeover of such corporation for three years. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at lease 85% of the corporation’s outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation’s board of directors and two-thirds of the shares of outstanding stock of the corporation (excluding shares held by the bidder). The foregoing provisions of the Delaware General Corporation Law do not apply to Delaware corporations which do not have a class of voting stock listed on a national exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 shareholders. Community Bancorp may exempt itself from the requirements of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by this provision. At the present time, the board of directors does not intend to propose any such amendment.

Authorized Shares.    Community Bancorp’s certificate of incorporation authorize the issuance of 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized to provide Community Bancorp’s board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community Bancorp. As a result of the ability to fix voting rights for a series of preferred stock and to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community Bancorp, and thereby allow members of management to retain their positions.

Purpose and Takeover Defensive Effects of Community Bancorp’s Certificate of
Incorporation and Bylaws

The board of directors of Community Bancorp believes that the provisions described above are prudent and will reduce Community Bancorp’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Community Bancorp and its shareholders. In the judgment of the board of directors, Community Bancorp’s board will be in the best position to determine the true value of Community Bancorp and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Community Bancorp and its shareholders to encourage a potential acquirer to negotiate directly with the board of directors of Community Bancorp, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Community Bancorp and otherwise in the best interest of all shareholders.

Attempts to acquire control of financial institutions have become relatively common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Community Bancorp and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Community Bancorp’s assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Community Bancorp’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

Despite the belief of Community Bancorp as to the benefits to shareholders of these provisions of Community Bancorp’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Community Bancorp’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Community Bancorp’s board of directors and management more difficult. The board of directors of Community Bancorp, however, has concluded that the potential benefits outweigh the possible disadvantages.

LEGAL MATTERS

The law firm of Reitner & Stuart will give an opinion on the legality of the shares for the purpose of this offering. As of the date of this document, lawyers at Reitner & Stuart owned an aggregate of approximately 7,500 shares of our common stock.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from the Commission’s Website at “http://www.sec.gov.”

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

•	Our Annual Report on Form 10-K, for the fiscal year ended December 31, 2001.

•	Our Current Reports on Form 8-K filed on August 2, 2001, December 13, 2002 and February 5, 2003.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, and September 30, 2002.

You may request a copy of these filings, at no cost, by writing to the Corporate Secretary, Community Bancorp Inc., 900 Canterbury Place, Suite 300, Escondido, California 92025, or by calling (760) 432-1100.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus and the documents incorporated by reference herein, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Community to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which Community operates, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of Community’s business, economic, political and global changes arising from the terrorist attacks of September 11, 2001 and their aftermath, and other risk factors referenced in this prospectus. The factors set forth under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. Community disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.